Exhibit 99.3

Wipro Limited

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended June 30, 2021

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended June 30, 2021	Quarter ended March 31, 2021	Quarter ended June 30, 2020
Total income from operations (net)	185,834	163,340	150,433
Net Profit / (Loss) before tax and exceptional items	38,600	37,496	30,951
Net Profit / (Loss) before tax but after exceptional items	38,600	37,496	30,951
Net Profit / (Loss) after tax and exceptional items	32,375	29,741	24,113
Total Comprehensive Income after tax	35,677	29,125	29,102
Equity Share Capital	10,958	10,958	11,429
Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Statement of Financial Position	542,137	542,137	546,031
Earnings Per Share (of ₹ 2/- each)
Basic:	5.92	5.39	4.20
Diluted:	5.90	5.38	4.19

[1]

Balance for the quarter ended June 30, 2021 and March 31, 2021 represent balances as per the audited Statement of Financial Position for the year ended March 31, 2021 and balance for the quarter ended June 30, 2020 represent balances as per the audited Statement of Financial Position for the year ended March 31, 2020, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited interim consolidated financial results of the Company for the three months ended June 30, 2021 have been approved by the Board of Directors of the Company at its meeting held on July 15, 2021. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The interim condensed financial results are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended June 30, 2021	Quarter ended March 31, 2021	Quarter ended June 30, 2020
Total income from operations (net)	184,674	162,454	149,228
Net Profit / (Loss) before tax and exceptional items	38,733	37,499	30,953
Net Profit / (Loss) before tax but after exceptional items	38,733	37,499	30,953
Net Profit / (Loss) after tax and exceptional items	32,480	29,743	24,115
Total Comprehensive Income after tax	35,714	29,120	29,107
Equity Share Capital	10,958	10,958	11,429
Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Balance Sheet	538,052	538,052	541,790
Earnings Per Share (of ₹ 2/- each)
Basic:	5.94	5.39	4.20
Diluted:	5.92	5.38	4.19

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

[1]

Balance for the quarter ended June 30, 2021 and March 31, 2021 represent balances as per the audited Balance sheet for the year ended March 31, 2021 and balance for the quarter ended June 30, 2020 represent balances as per the audited Balance sheet for the year ended March 31, 2020, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited interim consolidated financial results (under Ind AS) of the Company for the three months ended June 30, 2021 have been approved by the Board of Directors of the Company at its meeting held on July 15, 2021. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended June 30, 2021	Quarter ended March 31, 2021	Quarter ended June 30, 2020
Total income from operations (net)	139,901	132,600	121,929
Net Profit / (Loss) before tax and exceptional items	29,073	36,814	27,989
Net Profit / (Loss) before tax but after exceptional items	29,073	36,814	27,989
Net Profit / (Loss) after tax and exceptional items	18,041	30,130	21,926
Total Comprehensive Income after tax	16,195	30,353	25,393

The audited interim standalone financial results (under Ind AS) of the Company for the three months ended June 30, 2021 have been approved by the Board of Directors of the Company at its meeting held on July 15, 2021. The statutory auditors have expressed an unmodified audit opinion.

Note:

1.

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company’s website (URL: www.wipro.com).

By Order of the Board,

For Wipro Limited

Place: Bengaluru	Rishad A. Premji

Date: July 15, 2021	Chairman

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054